Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Press release regarding the Company’s unaudited consolidated financial results as at and for the year ended December 31, 2021.

March 3, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results as at and for the year ended December 31, 2021.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

March 3, 2022

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results as at and for the year ended December 31, 2021.

Very truly yours,

//s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,509 As of January 31, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Gil Samson D. Garcia	gdgarcia@pldt.com.ph	8816-8056
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	March 3, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8056
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

TELCO CORE INCOME UP 8% OR ₱2.1B TO ₱30.2B,

AHEAD OF GUIDANCE

CONSOLIDATED EBITDA AT ALL-TIME HIGH,

GROWING 8% YEAR-ON-YEAR TO ₱96.2B, MARGIN AT 52%

CONSOLIDATED SERVICE REVENUES RISE BY ₱10.6B OR 6%

TO ₱182.1B, NEW ALL-TIME HIGH

HOME BUSINESS LEADS CHARGE WITH 1.13 MILLION NEW FIBER CUSTOMERS AND REVENUES GROWING 24% TO ₱47.8B, AN HISTORIC HIGH

FIBER-ONLY REVENUES GROW BY ₱14.9B OR 82%TO ₱33.0B

ENTERPRISE REVENUES HIT HISTORIC HIGH AT ₱42.2B

WIRELESS REVENUES STABLE AT ₱86.2B, UPTICK EXPECTED AS MOBILITY RESUMES

CAPEX AT ₱89B IN 2021, WITHIN RANGE OF GUIDANCE,

TO DECREASE TO ₱76-80B IN 2022

FINAL CASH DIVIDEND OF ₱42 PER SHARE, TOTAL OF ₱84 FOR 2021, YIELD AS AT END-DECEMBER AT 5%

MANILA, Philippines 3rd March 2022 – Elevating digital lifestyles and delivering world-class customer experience amid a continuing pandemic, PLDT Inc. (PSE:  TEL) (NYSE:  PHI) (PLDT) reported record Service Revenues of ₱182.1 billion in 2021, an all-time high. Consolidated Service Revenues in the fourth quarter were likewise an historic high at ₱46.2 billion.

“2021 proved to be record-breaking year for PLDT as we delivered all-time highs across the board despite the challenges brought about by the pandemic, calamities and hyper competition,” said Alfredo S. Panlilio, PLDT and Smart President and CEO. “This exceptional performance sets the foundation for 2022 and beyond as we continue to build on our strengths as an integrated telco and our commitment to serve our customers in the best way possible. With our strategic transformation initiative in place and our evolving fintech ecosystem, we are well positioned to maintain our growth momentum moving forward.”

Consolidated Service Revenues (net of interconnection costs) rose 6% to ₱182.1 billion, the highest full year revenue ever attained, surpassing 2020’s ₱171.5 billion, led by data/broadband, which grew by 12% to ₱139.7 billion. In the fourth quarter, Consolidated Service Revenues also hit a historic high of ₱46.2 billion, up 3% or ₱1.3 billion from a year ago.

Consolidated EBITDA also reached an all-time high, growing 8% year-on-year to ₱96.2 billion, excluding Manpower Rightsizing Program expenses of ₱0.3 billion, driven by higher service revenues.  The EBITDA margin was at 52% in 2021, up from 51% in 2020.

Telco Core Income, excluding the impact of asset sales and Voyager Innovations, climbed 8% to ₱30.2 billion ahead of earnings guidance of ₱30 billion. Reported Net Income, which includes exceptional costs, jumped by ₱2.1 billion or 9% to ₱26.4 billion.

Consolidated Net Debt as of end December 2021 amounted to US$4,486 million while net-debt-to-EBITDA stood at 2.38x.  Following the renegotiation of ₱34.9 billion of selected outstanding peso loans, the reduction in average interest rate on these loans from 5.89% to 4.63% resulted in a ₱1.3 billion gain on debt modification. PLDT maintained its credit ratings from Moody’s and S&P Global at investment grade.

"We are determined to strengthen our financial standing as we focus on generating positive free cash flow. After years of massive spending on infrastructure, we are transitioning to a more deliberate approach to our capital expenditures, having built the country’s most extensive networks. We are also renewing efforts to throttle down on operating expenses to further enhance our EBITDA,” stated Manuel V Pangilinan, PLDT Chairman.

In line with PLDT’s dividend policy of paying out 60% of telco core earnings, a final cash dividend of ₱42 per share will be paid out on April 4, 2022 to shareholders on record as of March 17, 2022. An interim dividend of ₱42 per share was paid in September 2021, bringing total dividends paid for 2021 earnings to ₱84 per share. Based on the closing share price on the last trading day of 2021, dividend yield stood at 5%.

Home: accelerating upward momentum, broadband customers hit record

Home service revenues grew 24% or ₱9.3 billion to ₱47.8 billion, an all-time high. Fueled by strong execution in serving robust market demand, PLDT’s fiber-to-the-home business delivered record-breaking growth in 2021.   Year-on-year, fiber-only revenues grew 82% or ₱14.9 billion to ₱33 billion.  Fiber-only fourth quarter revenues likewise reached a historic level of ₱9.8 billion, 9% higher than the third quarter and 91% higher than a year ago.

Fourth quarter revenues decreased slightly quarter-on-quarter by 1% or ₱0.2 billion to ₱12.5 billion, dampened by rebates of approximately ₱0.4 billion given to Home customers due to the impact of Super Typhoon Odette (Rai).  PLDT also deferred disconnections due to non-payment for eligible customers in the hardest-hit areas.

Total fiber capacity of PLDT stood at 5.77 million ports, together with the completion of 1.7 million additional fiber ports in 2021.  PLDT’s fixed broadband service covered nearly 60% of the total 1,634 cities and municipalities nationwide as of end-December 2021.

The increased pace of installations, enabled by the fast-tracked nationwide fiber rollout, helped connect a record 1.13 million new fiber customers, exceeding the original target for the year and bringing PLDT’s total fixed broadband customers to nearly 3 million, a record high.   In the fourth quarter, Home averaged 107,000 installations per month, slightly lower than the third quarter install levels of 114,000 per month, due to Odette’s impact and seasonal slowdown. However, with 35,000 monthly average migrations for the quarter—the highest among all quarters--Home was able to reach 326,000 net fiber adds, from 324,000 in the third quarter. In 2022, the Home team will target deeper penetration in Luzon and new areas for growth in Visayas and Mindanao.

Accelerating the upward momentum since 2016, Home revenues grew from ₱29.3 billion in 2016 to ₱47.8 billion in 2021, led by data.  Fiber-only revenues now account for 69% of total Home revenues, up from 47% from a year ago.  Home is likely to grow its revenues at an accelerated pace as it adds more fiber customers, with the market still underpenetrated at approximately 20%, compared with up to 50% penetration in the Asian region.

“We have high expectations that the PLDT Home business will continue its strong performance given the latent demand as well as our improved service metrics and the upcoming conclusion of our copper migration campaign,” added Panlilio.

Enterprise:  scaling new highs amidst a challenging environment

Despite the prolonged COVID-19 challenges faced by businesses, Enterprise revenues in the fourth quarter of 2021 surpassed ₱11 billion for the first time, up ₱0.9 billion or 94% from the same quarter in 2020.  For the year, Enterprise revenues rose 4% to ₱42.2 billion.

Since 2016, Enterprise revenues have risen yearly, from ₱31.3 billion in 2016 to ₱42.2 billion in 2021, putting it on track for a breakout this year.

Within data/broadband revenues, ICT and corporate data increased by 14% and 6%, respectively, year-on-year.

The Enterprise business has invested heavily in building digital transformation domain expertise and leading platforms that enable SMEs, Corporates, Public Sector, and Global businesses to leverage the power of technology, thereby innovating in their operations and elevating customer experience.  As such, wireless Enterprise revenues increased significantly beyond mere connectivity, rising on the back of wireless solutions availed of by enterprise clients. Enterprise expects the pipeline of 2021 leads to be monetized this year, as well as break ground for the first hyperscaler data center in the Philippines at the end of the first quarter.

Moreover, Enterprise powered the digitalization of industries through its cloud, cybersecurity, and managed services practices as businesses and government institutions alike accelerated automation and the development of digital access.  Aggressive capability-building with the top enterprise technology brands have yielded 15 partner awards from Cisco, Fortinet, HPE, and Microsoft among others, a testament to the industry-leading ICT capability of the group.

ePLDT – the industry-leading ICT arm of Enterprise – operates ten (10) VITRO data centers, the largest Data Center (DC) network in the country with the richest IP ecosystem and the biggest aggregated local data traffic of 1Tbps through the Philippine Internet Exchange (PHIX) and Vitro Internet Exchange (ViX) combined. As the most experienced and reputable data center operator in the country, ePLDT has over 20 years of data center operations experience and the most number of data center certifications in the country.

ePLDT VITRO’s 11th data center—VITRO Sta. Rosa—will rise in the country’s largest DC campus by far. It will be constructed with the highest level of diversity and reliability and is designed to be Tier-3 Certified and Tier-4 Ready. This will be the first of a series of hyperscale data centers totaling to a power requirement of 100MW over the medium term.

Individual: holding the fort amidst increased competition and continuing pandemic

Individual Wireless held steady in 2021 despite limited mobility brought about by pandemic-related restrictions and increased competition.  For the year, Individual Wireless revenues hit ₱86.2 billion, matching the previous year’s record performance with data/broadband contributing 80% of the segment’s revenues.

Mobile data traffic in 2021 reached 3,337 petabytes, up 16% versus 2020. In the fourth quarter of 2021 alone, monthly average mobile data traffic reached 299 petabytes - 8% higher than the overall monthly average of 278 petabytes for 2021, and 25% higher than the average monthly mobile data traffic posted in full year 2020.

As of year-end 2021, active data users reached about 42.6 million customers.  Strategic brand building campaigns and product innovations, funneled mainly through Smart’s GigaLife mobile app, increased brand relevance and enabled stronger customer digital adoption.  The GigaLife app has acquired over 10 million users in less than 2 years.

Meanwhile, fourth quarter data traffic on Smart’s 5G network grew by 72% compared with the previous quarter, and increased over 33x versus the fourth quarter of 2020. This growth was driven by aggressive 5G handset and usage offers on Smart Signature, the launch of Smart Bro’s 5G Rocket Wifi and the Unli 5G offers via the prepaid brands.

As limited mobility confined customers to their homes, revenues from Smart’s fixed wireless solutions grew 47% to ₱3.3 billion.  As of year-end 2021, Smart’s fixed wireless subscriber base reached approximately 1 million subscribers. Smart also launched its Smart Bro Rocket SIM in the third quarter of 2021 to cater to the needs of subscribers who need shared broadband connectivity or simply to power high-draw devices such as laptops but with the flexibility provided by wireless mobility for work or study from anywhere applications.   The Smart Bro Rocket SIM drove mobile broadband’s growth in the 2nd half of 2021.

“We recognize that the Philippine mobile market is likely at saturation point but we are confident that as full mobility resumes and economy activity increases, and combined with the increasing adoption of 5G, we will see an uptick in Individual wireless revenues,” commented Panlilio.

Network: Buildout continues

Ramping up efforts to reach more homes across the country in 2021, PLDT’s fiber footprint expanded by 73% from end 2020 to over 743,700 kilometers, with homes passed at nearly 14 million. This is significantly higher than 9 million homes passed at the end of 2020. In 2021, PLDT built over 1.7 million ports in order to provide more homes with fiber connectivity, with 5.77 million ports to date, the largest number of ports in the Philippines.

Completing PLDT’s network are its robust and resilient domestic and international cable systems with unrivaled capacity of 66 TB and 19 TB, respectively, at the end of 2021.  These connect the different islands to each other, and the Philippines to the world.

Meanwhile, as mobile data traffic continued to grow, Smart increased to nearly 75,400 its total base stations nationwide as of end-December 2021, supporting its 3G, 4G/LTE and 5G customers from Batanes to Tawi-Tawi. This includes around 7,200 5G base stations – the largest 5G network in the Philippines. With this development, Smart is well positioned to capture and support the growing 5G adoption in the country.

The accelerated deployment of LTE, 5G and fiber across the country is part of PLDT and Smart’s broader initiative to deliver world-class experience to customers nationwide.  International user-based studies further reaffirm the Group’s delivery of a far superior, fully integrated network.  PLDT and Smart maintained their dominance as the fastest broadband and 5G mobile network in the Philippines in the second half of 2021, according to the latest report by Ookla®, the global leader in mobile and broadband network intelligence. PLDT and Smart have swept the Ookla Speedtest Awards™ in all the quarters of 2021.

Record capex in 10 years:  elevating customer experience

Despite mobility restrictions, PLDT was able to put its capital expenditures to work by carrying on with the nationwide network buildout. Network-related initiatives made up the bulk of the ₱89 billion spend for 2021, in line with guidance. These network initiatives include the LTE and 5G rollout, migration of customers from copper to fiber, and the fiberization of base stations. This capex also includes ₱17.5 billion for business capex directly in support of growth in PLDT’s home broadband business, including last-mile and new connects with immediate revenue contribution.

This brings total capex spent over the last 10 years to a record ₱518.5 billion.  For 2022, in line with resource optimization plans, PLDT is expected to invest between ₱76-80 billion in demand-driven capex, underpinning its goal to achieve positive free cash flow, alongside revenue growth and controlled opex.

PayMaya: going beyond payments with Maya Bank

PLDT and Smart further expanded and enhanced the digital ecosystem available to Filipinos through the Group’s synergies with PayMaya, the financial technology (fintech) arm of PLDT affiliate Voyager Innovations (Voyager).

From establishing the country’s most extensive digital payments ecosystem with its consumer app, enterprise payments processing, and agent network, PayMaya is again transforming the fintech space with Maya Bank having secured a digital banking license from the Bangko Sentral ng Pilipinas in September 2021.

Maya Bank, through PayMaya, will offer specialized credit and deposit products for the unbanked and underserved consumers and MSMEs, including the customers and partners of the Group. Maya Bank is expected to launch its services in March 2022.

The combined digital payments and financial services offering is fully complemented by Voyager’s mobile-first digital infrastructure as well as by Smart Padala’s strong on-ground presence, putting PayMaya in the best position to seamlessly bridge online and on-ground networks with interlocking businesses, serving consumers, enterprises, government, and communities.

As of end-December 2021, PayMaya had 44 million registered customers served by its consumer platforms. It is the leading enterprise payments processor with half a million points of acceptance nationwide while its Smart Padala centers serve as digital financial services hubs in grassroots communities, with over 63,000 agent network touchpoints, covering 92% of the Philippines.

“With PLDT and Smart’s unrivaled network and PayMaya’s unique end-to-end financial services ecosystem, we are making the everyday lives of Filipinos better through technology. With the soon-to-be-launched Maya Bank, we are bringing more value to our customers with relevant financial services such as savings, credit, insurance, crypto, and investment,” said Pangilinan, Chairman of Voyager and PayMaya.

Comprehensive sustainability programs:  a key pillar of transformation

PLDT has progressed in its Environmental, Social, and Governance (ESG) undertakings, with Sustainability being core to how PLDT runs its businesses and a key pillar of its transformation.

In support of achieving Net Zero by 2030, PLDT is currently finetuning a decarbonization roadmap with a tentative goal of reducing its Scope 1 and Scope 2 GHG emissions by 40% by 2030.  Once firmed up, PLDT will disclose its final target which will include its commitment to reduce Scope 3 emissions.  This target, along with others in the social and governance categories, will be included in the company’s balanced scorecard program and will form part of the executive compensation computation.

As part of its decarbonization program, the PLDT group is undertaking initiatives focusing on energy efficiency, the use of renewables as well as green technology in the network.  This includes the deployment of carbon fiber towers and fuel cell technology for our gensets.  Recognizing that data center operations are big sources of GHG emissions, our 11th data center is being designed based on LEED standards.  The VITRO Santa Rosa DC will implement the global-class sustainability practices in design, supply, and building operations including rainwater collection, wastewater reuse, renewable energy use, and lowest realistic power usage effectiveness (PUE) for the Philippines, among others.

Under the Social pillar, PLDT further broadened its leadership under digital inclusion. Reinforcing its commitment to keep the online environment safe for all, PLDT has blocked a record 179,000 illicit content online involving minors as of end-January 2022, preventing the proliferation of online sexual abuse and exploitation of children amid the pandemic lockdowns.

Under its #SafeandSmart advocacy, PLDT has created programs that underscore PLDT and Smart’s thrust to create a #SafeandSmart Philippines through initiatives that promote a culture of preparedness,

provide immediate response through network resilience, continuous availability of communication services, and relief assistance to communities affected by disasters, and aid in recovery.

These initiatives are aligned with PLDT’s Sustainability Principles, which are anchored on 4Cs:  Connection, Conservation, Concern and Commitment, highlighting PLDT’s focus on connecting Filipinos, managing environmental impact, and advocating for an inclusive culture.

Conclusion

“For 2022, we anticipate that Home will continue to lead the way at a sustained, double-digit pace, alleviating the pressure on our Individual business. Enterprise revenues should grow as well on the back of the gradual reopening of businesses and opportunities to serve the needs of global hyperscalers with our expanded data centers. Taken in the round, we expect Consolidated Service Revenues to grow by mid-single digit in 2022 and Telco Core Income to be between ₱32-33 billion,” Panlilio added.

Looking forward, Panlilio underscored the importance for the Group to stay focused on its mission to lead and inspire Filipinos to create a better tomorrow.  “While encouraged by our successes in 2021, we know we can still be better,” he said.  “What got us to this point is not going to be good enough to get us to where we want to be. And what we want to be is the best.  But to be the best requires a new mindset, a new way of working. We need to simplify processes and strengthen collaboration. We need to optimize technology and build new capabilities. Only a broad, strategic transformation will allow us to execute game-changing moves. Moves that will not only impact our financials but also how the market perceives us. And that transformation, to becoming the best PLDT ever, starts now.”

Pangilinan looks to 2022 as the start of a new era for PLDT. “Since 2016, we have seen our revenues and profits increase steadily to the point that 2021 revenues were an all-time high and Core Income has returned to the ₱30 billion mark - something we have not seen since 2015. But as Al pointed out earlier, all this will be for naught if we do not undertake changes to get better so we can be the best. The best for our customers and for our shareholders. To this end, we are channeling our efforts to improve our free cash flow.  The formula is simple enough – increase revenues, rationalize capex, reduce costs and manage our cash position. In addition, we are exploring other mechanisms to create value. Case in point, we recently embarked on a process to monetize our extensive tower network. This transaction will augment our operating cashflows and allow us to reduce debt. We anticipate completing the tower arrangements by the end of the second quarter and could set the stage for a special dividend thereafter.

If we stay to our true North, I am optimistic that, by 2025, our core profitability will reach even greater heights,” said Pangilinan.

XXX

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2021 and 2020

(in million pesos)

	2021	2020
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	302,736	260,868
Right-of-use assets	20,081	18,303
Investments in associates and joint ventures	53,364	52,123
Financial assets at fair value through profit or loss	339	380
Debt instruments at amortized cost – net of current portion	400	1,153
Investment properties	929	895
Goodwill and intangible assets	62,535	65,329
Deferred income tax assets – net	13,385	19,556
Derivative financial assets – net of current portion	48	—
Prepayments – net of current portion	94,777	66,109
Contract assets – net of current portion	566	668
Other financial assets – net of current portion	3,099	2,915
Other non-financial assets – net of current portion	138	109
Total Noncurrent Assets	552,397	488,408
Current Assets
Cash and cash equivalents	23,907	40,237
Short-term investments	2,241	989
Trade and other receivables	21,790	22,053
Inventories and supplies	3,662	4,085
Current portion of contract assets	1,685	1,799
Current portion of derivative financial assets	93	22
Current portion of debt instruments at amortized cost	207	—
Current portion of prepayments	12,707	10,657
Financial assets at fair value through other comprehensive income	—	168
Current portion of other financial assets	7,064	7,172
Current portion of other non-financial assets	575	256
Total Current Assets	73,931	87,438
TOTAL ASSETS	626,328	575,846

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Treasury shares under employee benefit trust	—	(21)
Capital in excess of par value	130,312	130,312
Other equity reserves	—	19
Retained earnings	34,243	25,652
Other comprehensive loss	(36,437)	(35,652)
Total Equity Attributable to Equity Holders of PLDT	123,216	115,408
Noncontrolling interests	4,249	4,257
TOTAL EQUITY	127,465	119,665

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2021 and 2020

(in million pesos)

	2021	2020
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	241,075	205,195
Lease liabilities – net of current portion	17,131	15,982
Deferred income tax liabilities	169	726
Derivative financial liabilities – net of current portion	100	360
Customers’ deposits	2,270	2,371
Pension and other employee benefits	7,760	13,342
Deferred credits and other noncurrent liabilities	6,084	4,668
Total Noncurrent Liabilities	274,589	242,644
Current Liabilities
Accounts payable	99,718	82,413
Accrued expenses and other current liabilities	106,113	107,759
Current portion of interest-bearing financial liabilities	11,482	17,570
Current portion of lease liabilities	4,555	4,043
Dividends payable	1,708	1,194
Current portion of derivative financial liabilities	115	176
Income tax payable	583	382
Total Current Liabilities	224,274	213,537
TOTAL LIABILITIES	498,863	456,181
TOTAL EQUITY AND LIABILITIES	626,328	575,846

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2021, 2020 and 2019

(in million pesos, except earnings per common share amounts which are in pesos)

	2021	2020	2019
	(Unaudited)	(Audited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	185,751	173,634	161,355
Non-service revenues	7,506	7,370	7,832
	193,257	181,004	169,187
EXPENSES
Selling, general and administrative expenses	78,303	75,255	68,230
Depreciation and amortization	52,169	47,480	39,656
Cost of sales and services	13,341	12,295	13,429
Asset impairment	4,985	7,646	4,833
Interconnection costs	3,698	2,146	3,638
	152,496	144,822	129,786
	40,761	36,182	39,401

OTHER EXPENSES – NET	(6,607)	(3,161)	(7,065)
INCOME BEFORE INCOME TAX	34,154	33,021	32,336

PROVISION FOR INCOME TAX	7,478	8,441	9,550
NET INCOME	26,676	24,580	22,786
ATTRIBUTABLE TO:
Equity holders of PLDT	26,367	24,284	22,521
Noncontrolling interests	309	296	265
	26,676	24,580	22,786
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	121.76	112.12	103.97
Diluted	121.76	112.12	103.97

	PLDT Consolidated
	Full Year
(Php in mn)	2021	2020	% Change

Total revenues	193,257	181,004	7%

Service revenues (a)	185,751	173,634	7%

Expenses (b)	152,496	144,822	5%

EBITDA, ex-MRP (c)	96,169	88,783	8%
EBITDA Margin	52%	51%

Income before Income Tax	34,154	33,021	3%

Provision for Income Tax	7,478	8,441	(11%)

Net Income - Attributable to Equity Holders of PLDT	26,367	24,284	9%

Telco Core Income (d)	30,233	28,087	8%

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	185,751	173,634	7%
Interconnection costs	3,698	2,146	72%
Service Revenues, net of interconnection costs	182,053	171,488	6%

(b) Expenses includes Interconnection Costs
(c) EBITDA excluding the MRP expenses booked in FY2021 (P269mn) and FY2020 (P2,625mn)
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, Accelerated Depreciation, Asset Impairment, MRP and share in Voyager losses

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
alchua@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  March 3, 2022